UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2012

Attached is the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2012, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 7, 2013 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated February 6, 2013, a copy of which was furnished under cover of Form 6-K on February 6, 2013.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager Investor Relations Office

Date: February 7, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2012	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents (Note 3)	¥1,020,143	¥907,086
Short-term investments (Note 3)	306,921	171,749
Notes and accounts receivable, trade	2,287,986	2,241,908
Allowance for doubtful accounts (Note 9)	(48,356)	(45,201)
Accounts receivable, other	277,277	307,890
Inventories (Note 2)	329,373	431,380
Prepaid expenses and other current assets (Note 8)	315,566	387,077
Deferred income taxes	223,021	209,294

Total current assets	4,711,931	4,611,183

Property, plant and equipment:
Telecommunications equipment	14,425,252	13,903,404
Telecommunications service lines	14,830,873	15,040,660
Buildings and structures	5,915,743	5,963,169
Machinery, vessels and tools	1,820,648	1,855,791
Land	1,133,077	1,133,369
Construction in progress	363,201	359,601

	38,488,794	38,255,994
Accumulated depreciation	(28,682,438)	(28,555,734)

Net property, plant and equipment	9,806,356	9,700,260

Investments and other assets:
Investments in affiliated companies	543,273	400,734
Marketable securities and other investments (Note 3)	295,254	560,955
Goodwill	771,420	813,463
Software	1,344,356	1,322,425
Other intangibles	263,964	263,446
Other assets (Note 8)	863,852	979,206
Deferred income taxes	789,293	722,341

Total investments and other assets	4,871,412	5,062,570

Total assets	¥19,389,699	¥19,374,013

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2012	December 31, 2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥307,151
Current portion of long-term debt	656,963	859,935
Accounts payable, trade	1,482,594	1,219,115
Current portion of obligations under capital leases	18,709	16,370
Accrued payroll	476,442	363,780
Accrued interest	9,832	9,519
Accrued taxes on income	198,281	134,207
Accrued consumption tax	46,255	55,232
Advances received	189,007	184,587
Other (Note 8)	332,663	353,764

Total current liabilities	3,494,253	3,503,660

Long-term liabilities:
Long-term debt	3,509,820	3,132,848
Obligations under capital leases	36,919	34,852
Liabilities for employees’ retirement benefits	1,534,885	1,568,796
Accrued liabilities for point programs	187,432	175,294
Deferred income taxes	169,591	164,357
Other (Note 8)	409,070	404,297

Total long-term liabilities	5,847,717	5,480,444

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized – 6,192,920,900 shares Issued – 1,323,197,235 shares at March 31 and December 31, 2012	937,950	937,950
Additional paid-in capital	2,832,165	2,828,816
Retained earnings (Note 4)	4,888,746	5,152,518
Accumulated other comprehensive income (loss)	(357,843)	(253,159)
Treasury stock, at cost (Note 4) – 99,431,812 shares at March 31 and 126,045,465 shares at December 31, 2012	(418,431)	(518,444)

Total NTT shareholders’ equity	7,882,587	8,147,681

Noncontrolling interests	2,165,142	2,242,228

Total equity	10,047,729	10,389,909

Contingent liabilities (Note 10)

Total liabilities and equity	¥19,389,699	¥19,374,013

	Yen
	March 31, 2012	December 31, 2012
Per share of common stock:

NTT shareholders’ equity	¥6,441.26	¥6,805.89

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2011	2012
Operating revenues:
Fixed voice related services	¥1,469,966	¥1,333,759
Mobile voice related services	1,424,587	1,283,809
IP/packet communications services	2,682,218	2,837,640
Sale of telecommunications equipment	412,673	644,695
System integration	1,277,758	1,287,499
Other	516,457	534,318

	7,783,659	7,921,720

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	1,772,039	1,811,102
Cost of equipment sold (exclusive of items shown separately below)	542,517	649,260
Cost of system integration (exclusive of items shown separately below)	867,544	872,997
Depreciation and amortization	1,412,522	1,408,888
Impairment loss	130	788
Selling, general and administrative expenses	2,179,484	2,185,448

	6,774,236	6,928,483

Operating income	1,009,423	993,237

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(43,111)	(41,407)
Interest income	14,751	13,283
Other, net (Note 8)	29,832	20,575

	1,472	(7,549)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,010,895	985,688

Income tax expense (benefit):
Current	379,131	360,991
Deferred	122,164	17,379

	501,295	378,370

Income before equity in earnings (losses) of affiliated companies	509,600	607,318
Equity in earnings (losses) of affiliated companies	(2,127)	(7,472)

Net income	507,473	599,846

Less – Net income attributable to noncontrolling interests	(148,273)	(152,520)

Net income attributable to NTT	¥359,200	¥447,326

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,286,105,587	1,218,330,024
Net income attributable to NTT (Yen)	¥279.29	¥367.16

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012
Net income	¥507,473	¥599,846
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	4,389	78,393
Unrealized gain (loss) on derivative instruments	(7,187)	(1,664)
Foreign currency translation adjustments	(76,890)	29,601
Pension liability adjustments	6,779	11,881

Total other comprehensive income (loss)	(72,909)	118,211

Total comprehensive income (loss)	434,564	718,057

Less – Comprehensive income attributable to noncontrolling interests	(130,359)	(166,047)

Total comprehensive income (loss) attributable to NTT	¥304,205	¥552,010

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2011	2012
Operating revenues:
Fixed voice related services	¥481,018	¥438,350
Mobile voice related services	468,564	430,422
IP/packet communications services	909,490	957,143
Sale of telecommunications equipment	141,958	242,362
System integration	452,954	436,993
Other	175,095	179,058

	2,629,079	2,684,328

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	617,020	625,065
Cost of equipment sold (exclusive of items shown separately below)	183,317	230,884
Cost of system integration (exclusive of items shown separately below)	310,902	297,116
Depreciation and amortization	480,423	478,793
Impairment loss	32	—
Selling, general and administrative expenses	713,434	722,202

	2,305,128	2,354,060

Operating income	323,951	330,268

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,436)	(12,894)
Interest income	4,563	4,524
Other, net (Note 8)	15,102	20,987

	5,229	12,617

Income before income taxes and equity in earnings (losses) of affiliated companies	329,180	342,885

Income tax expense (benefit):
Current	116,267	120,648
Deferred	112,028	7,141

	228,295	127,789

Income before equity in earnings (losses) of affiliated companies	100,885	215,096
Equity in earnings (losses) of affiliated companies	(501)	(12,152)

Net income	100,384	202,944

Less – Net income attributable to noncontrolling interests	(37,621)	(49,033)

Net income attributable to NTT	¥62,763	¥153,911

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,265,602,672	1,207,638,148
Net income attributable to NTT (Yen)	¥49.59	¥127.45

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012
Net income	¥100,384	¥202,944
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on securities	13,469	65,986
Unrealized gain (loss) on derivative instruments	(7,037)	(937)
Foreign currency translation adjustments	(64,619)	30,059
Pension liability adjustments	3,667	3,790

Total other comprehensive income (loss)	(54,520)	98,898

Total comprehensive income (loss)	45,864	301,842

Less – Comprehensive income attributable to noncontrolling interests	(28,973)	(64,083)

Total comprehensive income (loss) attributable to NTT	¥16,891	¥237,759

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2011	2012
Cash flows from operating activities:
Net income	¥507,473	¥599,846
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	1,412,522	1,408,888
Impairment loss	130	788
Deferred taxes	122,164	17,379
Loss on disposal of property, plant and equipment	51,008	58,632
Equity in (earnings) losses of affiliated companies	2,127	7,472
(Increase) decrease in notes and accounts receivable, trade	(50,173)	46,450
(Increase) decrease in inventories (Note 2)	(84,852)	(90,628)
(Increase) decrease in other current assets	(63,616)	(79,906)
Increase (decrease) in accounts payable, trade and accrued payroll	(260,162)	(229,969)
Increase (decrease) in accrued consumption tax	14,277	8,429
Increase (decrease) in accrued interest	(1,345)	(1,251)
Increase (decrease) in advances received	(11,288)	(4,837)
Increase (decrease) in accrued taxes on income	(71,231)	(65,009)
Increase (decrease) in other current liabilities	52,000	18,014
Increase (decrease) in liability for employees’ retirement benefits	40,048	49,970
Increase (decrease) in other long-term liabilities	(34,761)	(19,945)
Other	(7,922)	(61,718)

Net cash provided by operating activities	1,616,399	1,662,605

Cash flows from investing activities:
Payments for property, plant and equipment	(1,033,892)	(1,165,357)
Payments for acquisitions of intangibles	(332,851)	(326,638)
Proceeds from sale of property, plant and equipment	36,102	24,070
Payments for purchase of non-current investments	(55,250)	(27,492)
Proceeds from sale and redemption of non-current investments	6,617	12,208
Acquisitions of subsidiaries, net of cash acquired	(40,134)	(36,867)
Payments for purchase of short-term investments	(894,687)	(648,278)
Proceeds from redemption of short-term investments	705,799	787,578
Other	50,830	(14,906)

Net cash used in investing activities	¥(1,557,466)	¥(1,395,682)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2011	2012
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥638,658	¥181,905
Payments for settlement of long-term debt	(664,785)	(378,924)
Proceeds from issuance of short-term debt	1,003,755	2,602,705
Payments for settlement of short-term debt	(1,204,044)	(2,380,405)
Dividends paid (Note 4)	(167,980)	(183,405)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(223,560)	(100,018)
Acquisition of treasury stock by subsidiary	(2,208)	(14,598)
Other	(79,579)	(107,397)

Net cash used in financing activities	(699,743)	(380,137)

Effect of exchange rate changes on cash and cash equivalents	(4,858)	157

Net increase (decrease) in cash and cash equivalents	(645,668)	(113,057)
Cash and cash equivalents at beginning of period	1,435,158	1,020,143

Cash and cash equivalents at end of period	¥789,490	¥907,086

Cash paid during the period for:
Interest	¥45,743	¥41,720
Income taxes, net	¥441,285	¥426,954

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2012, and the consolidated statements of income and the consolidated statements of comprehensive income for the three and nine months ended December 31, 2011 and 2012 and cash flows for the nine months ended December 31, 2011 and 2012 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the ASU, NTT Group implemented the two separate but consecutive statements reporting method.

(2) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2011 and 2012, there is no difference between basic EPS and diluted EPS.

(3) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and nine months ended December 31, 2012.

2.	Inventories:

Inventories at March 31 and December 31, 2012 comprised the following:

	Millions of yen
	March 31, 2012	December 31, 2012

Telecommunications equipment to be sold and materials	¥160,482	¥209,531
Projects in progress	101,052	144,518
Supplies	67,839	77,331

Total	¥329,373	¥431,380

3.	Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31 and December 31, 2012 are as follows:

	Millions of yen
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Equity securities	¥133,440	¥59,965	¥12,638	¥180,767
Debt securities	44,757	621	793	44,585
Held-to-maturity:
Commercial paper *	259,953	—	—	259,953
Other debt securities	4,604	11	2	4,613

Total	¥442,754	¥60,597	¥13,433	¥489,918

*	Commercial paper are “Cash and cash equivalents” totaling ¥199,979 million and “Short-term investments” totaling ¥59,974 million.

	Millions of yen
	December 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Equity securities	¥274,145	¥165,204	¥1,434	¥437,915
Debt securities	50,224	1,220	664	50,780
Held-to-maturity:
Commercial paper *	109,990	—	—	109,990
Other debt securities	4,544	19	—	4,563

Total	¥438,903	¥166,443	¥2,098	¥603,248

*	Commercial paper are “Cash and cash equivalents” totaling ¥89,990 million and “Short-term investments” totaling ¥20,000 million.

In the ordinary course of business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥70,888 million and ¥67,919 million at March 31 and December 31, 2012, respectively.

During the third quarter of the fiscal year ending March 31, 2013, NTT ceased the application of the equity method in accounting for its investment in Philippine Long Distance Telephone Company (“PLDT”) as a result of PLDT’s issuance of a new class of voting preferred stock in response to the decision of the Supreme Court of the Philippines regarding the computation of the Filipino-alien equity requirement applicable to public utilities companies. This decreased the percentage of NTT’s voting rights in PLDT to approximately 12%, and resulted in NTT’s inability to exercise significant influence over PLDT. Accordingly, NTT Group reclassified the equity securities of PLDT from “Investments in affiliated companies” to “available-for-sale securities” under “Marketable securities and other investments.”

4.	Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2012 and for the nine months ended December 31, 2012 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2011	1,448,659,067	125,524,000
Acquisition of treasury stock under resolution of the board of directors	—	99,334,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	64,112
Resale of treasury stock to holders of less-than-one-unit shares	—	(28,668)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at March 31, 2012	1,323,197,235	99,431,812

Acquisition of treasury stock under resolution of the board of directors	—	26,608,800
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	12,301
Resale of treasury stock to holders of less-than-one-unit shares	—	(7,448)

Balance at December 31, 2012	1,323,197,235	126,045,465

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of its common stock at ¥223,440 million on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”).

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012. As a result of this cancellation, “Retained earnings” decreased by ¥566,551 million. NTT repurchased 41,820,600 shares of its common stock at ¥158,291 million on February 8, 2012 using ToSTNeT-3.

On September 19, 2012, the board of directors resolved that NTT may acquire up to a total not exceeding 42 million outstanding shares of its common stock at an amount in total not exceeding ¥150 billion from September 20, 2012 through March 29, 2013. Based on this resolution, NTT repurchased 26,608,800 shares of its common stock for a total purchase price of ¥100,000 million from September through December 2012.

Dividends –

Cash dividends paid for the nine months ended December 31, 2012 were as follows:

Resolution	The shareholders’ meeting on June 22, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥85,664 million
Cash dividends per share	¥70
Date of record	March 31, 2012
Date of payment	June 25, 2012

Resolution	The board of directors’ meeting on November 8, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥97,741 million
Cash dividends per share	¥80
Date of record	September 30, 2012
Date of payment	December 10, 2012

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥8,020,734	¥2,060,198	¥10,080,932
Dividends paid to NTT Shareholders	(167,980)	—	(167,980)
Dividends paid to noncontrolling interests	—	(87,151)	(87,151)
Acquisition of treasury stock	(223,632)	—	(223,632)
Resale of treasury stock	72	—	72
Other equity transactions	(1,378)	24,624	23,246
Net income	359,200	148,273	507,473
Other comprehensive income (loss)	(54,995)	(17,914)	(72,909)
Unrealized gain (loss) on securities	3,136	1,253	4,389
Unrealized gain (loss) on derivative instruments	(3,764)	(3,423)	(7,187)
Foreign currency translation adjustments	(61,338)	(15,552)	(76,890)
Pension liability adjustments	6,971	(192)	6,779
Balance at December 31, 2011	¥7,932,021	¥2,128,030	¥10,060,051

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥7,882,587	¥2,165,142	¥10,047,729
Dividends paid to NTT Shareholders	(183,405)	—	(183,405)
Dividends paid to noncontrolling interests	—	(91,528)	(91,528)
Acquisition of treasury stock	(100,045)	—	(100,045)
Resale of treasury stock	27	—	27
Other equity transactions	(3,493)	2,567	(926)
Net income	447,326	152,520	599,846
Other comprehensive income (loss)	104,684	13,527	118,211
Unrealized gain (loss) on securities	66,659	11,734	78,393
Unrealized gain (loss) on derivative instruments	1,144	(2,808)	(1,664)
Foreign currency translation adjustments	25,058	4,543	29,601
Pension liability adjustments	11,823	58	11,881
Balance at December 31, 2012	¥8,147,681	¥2,242,228	¥10,389,909

5.	Fair value measurements:

The inputs to valuation techniques used to measure the fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2012 are as follows:

	Millions of yen
	March 31, 2012
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥81,850	¥81,747	¥103	¥—
Foreign equity securities	98,917	98,917	—	—
Domestic debt securities	32,516	6,272	23,516	2,728
Foreign debt securities	12,069	419	11,650	—
Derivatives:
Forward exchange contracts	920	—	920	—
Interest rate swap agreements	153	—	153	—
Currency swap agreements	2,160	—	2,160	—

Liabilities
Derivatives:
Forward exchange contracts	995	—	995	—
Interest rate swap agreements	1,676	—	1,676	—
Currency swap agreements	1,769	—	1,769	—
Currency option agreements	¥1,096	¥—	¥1,096	¥—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	December 31, 2012
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥76,032	¥75,926	¥106	¥—
Foreign equity securities	361,883	361,883	—	—
Domestic debt securities	34,546	4,920	26,000	3,626
Foreign debt securities	16,234	9	16,225	—
Derivatives:
Forward exchange contracts	354	—	354	—
Interest rate swap agreements	35	—	35	—
Currency swap agreements	13,056	—	13,056	—
Liabilities
Derivatives:
Forward exchange contracts	1,149	—	1,149	—
Interest rate swap agreements	1,954	—	1,954	—
Currency swap agreements	957	—	957	—
Currency option agreements	¥353	¥—	¥353	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities -

Available-for-sale securities comprises marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Derivatives -

Derivatives comprises forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2011 were immaterial.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2012 are as follows.

	Millions of yen
	For the nine months ended December 31
	Fair value measurements using				Losses (before tax)
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Investments in affiliated companies	¥3,211	¥—	¥—	¥3,211	¥(19,076)

	Millions of yen
	For the three months ended December 31
	Fair value measurements using				Losses (before tax)
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Investments in affiliated companies	¥3,211	¥—	¥—	¥3,211	¥(19,076)

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Investments in affiliated companies -

Fair value of investments in affiliated companies that are impaired as a result of other than a temporary decline in fair value are measured based on the discounted cash flow method using unobservable inputs, which resulted in a classification of such investments as Level 3 investments. The discount rate used for the weighted average cost of capital amounted to 15.9%.

6.	Segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of financial resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenues:

	Millions of yen
For the nine months ended December 31	2011	2012

Sales and operating revenues:
Regional communications business -
External customers	¥2,456,390	¥2,390,659
Intersegment	338,366	320,279

Total	2,794,756	2,710,938

Long distance and international communications business -
External customers	1,172,981	1,150,214
Intersegment	74,939	78,597

Total	1,247,920	1,228,811

Mobile communications business -
External customers	3,149,960	3,340,891
Intersegment	24,194	29,904

Total	3,174,154	3,370,795

Data communications business -
External customers	789,776	808,065
Intersegment	98,108	106,173

Total	887,884	914,238

Other -
External customers	214,552	231,891
Intersegment	547,885	635,271

Total	762,437	867,162
Elimination	(1,083,492)	(1,170,224)

Consolidated total	¥7,783,659	¥7,921,720

	Millions of yen
For the three months ended December 31	2011	2012

Sales and operating revenues:
Regional communications business -
External customers	¥820,032	¥796,321
Intersegment	114,192	106,372

Total	934,224	902,693

Long distance and international communications business -
External customers	400,713	386,954
Intersegment	24,443	27,438

Total	425,156	414,392

Mobile communications business -
External customers	1,053,185	1,152,158
Intersegment	7,987	11,317

Total	1,061,172	1,163,475

Data communications business -
External customers	282,632	273,934
Intersegment	33,833	32,959

Total	316,465	306,893

Other -
External customers	72,517	74,961
Intersegment	190,060	226,958

Total	262,577	301,919
Elimination	(370,515)	(405,044)

Consolidated total	¥2,629,079	¥2,684,328

Segment profit:

	Millions of yen
For the nine months ended December 31	2011	2012

Segment profit:
Regional communications business	¥74,561	¥77,472
Long distance and international communications business	89,869	103,528
Mobile communications business	740,452	702,813
Data communications business	53,734	50,367
Other	39,501	50,073

Total segment profit	998,117	984,253
Elimination	11,306	8,984

Consolidated operating income	¥1,009,423	¥993,237

	Millions of yen
For the three months ended December 31	2011	2012

Segment profit:
Regional communications business	¥21,404	¥27,480
Long distance and international communications business	29,596	37,318
Mobile communications business	234,174	228,072
Data communications business	18,857	18,976
Other	15,873	15,608

Total segment profit	319,904	327,454
Elimination	4,047	2,814

Consolidated operating income	¥323,951	¥330,268

Transfers between operating segments are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to the immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the nine months ended December 31, 2011 and 2012.

7.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the nine months ended December 31, 2011 and 2012 were ¥184,588 million and ¥189,955 million, respectively. Such amounts charged to income for the three months ended December 31, 2011 and 2012 were ¥63,239 million and ¥62,792 million, respectively.

8.	Financial instruments:

Fair Value Hedge -

The notional principal amount of the derivatives designated as fair value hedges at March 31, 2012 was ¥1,287 million. There were no derivatives designated as fair value hedges as at December 31, 2012.

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the nine months ended December 31, 2011 and 2012 were as follows:

	Millions of yen
	For the nine months ended December 31, 2011
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥(1,650)	¥1,650

	Millions of yen
	For the nine months ended December 31, 2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥(106)	¥106

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the three months ended December 31, 2011 and 2012 were as follows:

	Millions of yen
	For the three months ended December 31, 2011
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥(378)	¥378

	Millions of yen
	For the three months ended December 31, 2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥62	¥(62)

The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the nine months ended December 31, 2011 and 2012. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge -

The notional principal amounts of the derivatives designated as cash flow hedges at March 31 and December 31, 2012 were as follows:

	Millions of yen
	March 31, 2012	December 31, 2012

Forward exchange contracts	¥13,059	¥12,123
Interest rate swap agreements	124,280	104,059
Currency swap agreements	¥77,966	¥157,126

Changes in the fair value of derivatives in cash flow hedges recorded in other comprehensive income (loss) for the nine months ended December 31, 2011 and 2012 were as follows:

	Millions of yen
For the nine months ended December 31	2011	2012

Forward exchange contracts	¥(551)	¥(198)
Interest rate swap agreements	443	(325)
Currency swap agreements	271	277

Total	¥163	¥(246)

Changes in the fair value of derivatives in cash flow hedges recorded in other comprehensive income (loss) for the three months ended December 31, 2011 and 2012 were as follows:

	Millions of yen
For the three months ended December 31	2011	2012

Forward exchange contracts	¥(184)	¥(279)
Interest rate swap agreements	420	283
Currency swap agreements	(56)	849

Total	¥180	¥853

Cash flow hedges were effective for the nine months ended December 31, 2011 and 2012, and the amount for which effectiveness could not be observed and the amount excluded from the assessment of the effectiveness of such cash flow hedges were not material.

Derivatives not designated as hedging instruments -

NTT Group has forward exchange contracts, currency swap agreements and currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and December 31, 2012 were as follows:

	Millions of yen
	March 31, 2012	December 31, 2012

Forward exchange contracts	¥52,253	¥71,463
Interest rate swap agreements	89,376	162,233
Currency swap agreements	288	181
Currency option agreements	¥7,520	¥4,026

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the nine months ended December 31, 2011 and 2012 were as follows:

		Millions of yen
For the nine months ended December 31	Consolidated statements of income item	2011	2012

Forward exchange contracts	Other, net	¥1,249	¥(616)
Interest rate swap agreements	Other, net	(330)	(83)
Currency swap agreements	Other, net	—	(19)
Currency option agreements	Other, net	(113)	743

Total		¥806	¥25

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended December 31, 2011 and 2012 were as follows:

		Millions of yen
For the three months ended December 31	Consolidated statements of income item	2011	2012

Forward exchange contracts	Other, net	¥1,231	¥(856)
Interest rate swap agreements	Other, net	(73)	(56)
Currency swap agreements	Other, net	—	(22)
Currency option agreements	Other, net	—	550

Total		¥1,158	¥(384)

The fair value of derivative instruments and amounts recorded in the consolidated balance sheets at March 31 and December 31, 2012 are as follows. The fair value of derivative instruments is measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
	March 31, 2012	December 31, 2012
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥76	¥59
Other assets	—	9
Interest rate swap agreements
Other assets	153	18
Currency swap agreements
Prepaid expenses and other current assets	1,809	1,320
Other assets	321	11,724

Subtotal	2,359	13,130

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	822	274
Other assets	22	12
Interest rate swap agreements
Other assets	—	17
Currency option agreements
Prepaid expenses and other current assets	—	2
Other assets	30	10

Subtotal	874	315

Total	¥3,233	¥13,445

	Millions of yen
	March 31, 2012	December 31, 2012
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥304	¥124
Other (Long-term liabilities)	—	5
Interest rate swap agreements
Other (Current liabilities)	248	216
Other (Long-term liabilities)	728	936
Currency swap agreements
Other (Current liabilities)	1,769	762
Other (Long-term liabilities)	—	195

Subtotal	3,049	2,238

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	609	941
Other (Long-term liabilities)	82	79
Interest rate swap agreements
Other (Current liabilities)	168	53
Other (Long-term liabilities)	533	748
Currency option agreements
Other (Current liabilities)	235	273
Other (Long-term liabilities)	861	81

Subtotal	2,488	2,175

Total	¥5,537	¥4,413

9.	Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivables,” “Lease receivables,” “Loans receivables,” “Credit receivables” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables at December 31, 2011 and 2012 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
Provision	1,918	(1,699)	(48)	2,891	44	3,106
Charge off	(2,731)	(2,718)	(2,148)	(2,617)	—	(10,214)
Balance at December 31, 2011	6,780	21,974	9,895	5,151	117	43,917
Collectively evaluated for impairment	5,176	12,385	5,591	5,151	2	28,305
Individually evaluated for impairment	1,604	9,589	4,304	—	115	15,612
Financing receivables:
Balance at December 31, 2011	316,521	382,532	63,517	229,318	601	992,489
Collectively evaluated for impairment	314,588	370,105	55,321	229,318	430	969,762
Individually evaluated for impairment	¥1,933	¥12,427	¥8,196	¥—	¥171	¥22,727

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2012	¥7,473	¥16,794	¥8,372	¥4,683	¥78	¥37,400
Provision	2,414	(990)	526	2,356	47	4,353
Charge off	(2,699)	(2,057)	(231)	(3,179)	—	(8,166)
Recovery	5	120	17	2	—	144
Balance at December 31, 2012	7,193	13,867	8,684	3,862	125	33,731
Collectively evaluated for impairment	6,343	6,698	4,417	3,862	19	21,339
Individually evaluated for impairment	850	7,169	4,267	—	106	12,392
Financing receivables:
Balance at December 31, 2012	512,634	340,182	78,593	245,401	961	1,177,771
Collectively evaluated for impairment	511,565	330,546	70,727	245,401	823	1,159,062
Individually evaluated for impairment	¥1,069	¥9,636	¥7,866	¥—	¥138	¥18,709

10.	Contingent liabilities:

Contingent liabilities at December 31, 2012 composed of loan guarantees and other contingencies amounted to ¥36,766 million.

At December 31, 2012, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

11.	Subsequent events:

There were no significant subsequent events.